August 3, 2015

VIA EDGAR AND FEDERAL EXPRESS

Michael Clampitt, Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:                             Green Bancorp, Inc.
Registration Statement on Form S-4
Filed July 6, 2015
File No. 333-205495

Dear Mr. Clampitt:

On behalf of Green Bancorp, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 29, 2015 (the “Comment Letter”), relating to the Registration Statement on Form S-4, filed by the Company with the Commission on July 6, 2015 (File No. 333-205495) (the “Registration Statement”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, are two copies of the Amended Registration Statement which are marked to show changes from the relevant portions of the initial filing of the Registration Statement.

Front Cover Page of Prospectus/Registration Statement

1.                                      We note that the consideration is subject to adjustment. Please disclose the aggregate and per share ranges of consideration, giving effect to the adjustments. If the Patriot board does not intend to resolicit shareholders at any point, please state this fact and disclose the worst and best case scenarios in the range of consideration the Patriot shareholders may receive. Also please make corresponding changes throughout the prospectus.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see the letter to shareholders attached to the Amended Registration Statement, “Summary—In the Merger, Patriot Common Shareholders Will Be Entitled To Receive Shares of Green Common Stock” beginning on page 11 of the Amended Registration Statement, “Merger—Terms of the Merger” beginning on page 206 of the Amended Registration Statement and “The Merger Agreement—Merger Consideration” beginning on page 245 of the Amended Registration Statement.

Summary, page 11

2.                                      Please revise the prospectus summary to quantify the number of shares of Patriot common stock underlying the Patriot restricted stock awards and the shares of Patriot common stock to be issued in connection with the conversion of all of Patriot’s outstanding Series D Preferred Stock and Series F Preferred Stock, respectively.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see the letter to shareholders attached to the Amended Registration Statement, “Summary—In the Merger, Patriot Common Shareholders Will Be Entitled To Receive Shares of Green Common Stock” beginning on page 11 of the Amended Registration Statement, “Merger—Terms of the Merger” beginning on page 206 of the Amended Registration Statement, “The Merger Agreement—Merger Consideration” beginning on page 245 of the Amended Registration Statement and “Patriot Notes to Unaudited Consolidated Financial Statements—Note 25: Subsequent Events” beginning on page FS-158.

3.                                      Please revise to:

•                  explain how the value of Patriot’s consolidated tangible shareholders’ equity will be calculated;

•                  disclose the value of Patriot’s consolidated tangible shareholders’ equity as of the most recent practicable date; and

•                  quantify the “applicable threshold” amounts, as set forth on Schedule 1.6(a)(i) to the Merger Agreement, or add a cross-reference to the same.

Also please make corresponding changes throughout the prospectus.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Summary—In the Merger, Patriot Common Shareholders Will Be Entitled To Receive Shares of Green Common Stock” beginning on page 11 of the Amended Registration Statement, “Merger—Terms of the Merger” beginning on page 206 of the Amended Registration Statement and “The Merger Agreement—Merger Consideration” beginning on page 245 of the Amended Registration Statement.

4.                                      Please revise to quantify the estimated cash consideration payable in respect of the Patriot stock options as of the most recent practicable date and the resulting impact of such payment on the per share merger consideration payable to Patriot shareholders.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Summary—In the Merger, Patriot Common Shareholders Will Be Entitled To Receive Shares of Green Common Stock” beginning on page 11 of the Amended Registration Statement, “Merger—Terms of the Merger” beginning on page 206 of the Amended Registration Statement and “The Merger Agreement—Merger Consideration” beginning on page 245 of the Amended Registration Statement.

5.                                      Please revise to quantify the estimated amounts owed to participants in connection with the Patriot SERP as of the most recent practicable date that will be paid on the closing date. In addition, disclose whether the amount owed is expected to increase before the closing date. Also, please explain in greater detail how changes to the final adjusted tangible book value of Patriot reflecting the amounts owed under the Patriot SERP will impact the merger consideration and quantify the resulting impact of such payment, if any, on the per share merger consideration payable to Patriot shareholders.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “The Merger—Interests of Patriot’s Directors and Executive Officers in the Merger—Supplemental Executive Retirement Plan” beginning on page 235 of the Amended Registration Statement.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 29

6.                                      We note your disclosure in pro forma adjustment (b) that, at the time of the preparation of the pro forma financial statements, you had not completed your fair value of the loans acquired in the merger. Please tell us, and revise your next amendment to explain the $22.8 million pro forma adjustment for loans held for investment.

Response:  Green’s loan due diligence completed to date included a review of approximately 70% of the Patriot loan portfolio and focused on a preliminary risk rating determination, estimated loss expectations on loans preliminarily determined to be potentially deemed purchased credit impaired (“PCI”) on the acquisition date, and a preliminary estimate of potential inherent losses in the non-PCI loan portfolio. The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 30 of the Amended Registration Statement.

7.                                      Given that loans held for investment and deposits constitute such a material portion of assets and liabilities in the pro forma combined balance sheet, please tell us, and revise your next amendment, to provide any updated information regarding the fair value adjustments to these line items.

Response:  Green’s loan due diligence is described above. Green’s deposit due diligence completed to date has included concentration analysis and summary level calculations to determine estimated overall value of time deposit portfolio. The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 30 of the Amended Registration Statement.  We are not aware of any facts that would change the fair value estimates presented in the pro forma financial statements.

8.                                      It appears that you did not eliminate Patriot’s goodwill at the merger date in pro forma adjustment (d) regarding goodwill. Please revise in your next amendment or advise otherwise.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment.  Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 30 of the Amended Registration Statement.

9.                                      Please tell us why there are no proforma adjustments for your Premise and equipment, net.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 30 of the Amended Registration Statement.

10.                               Please clearly disclose the number and amount of the preferred shares redeemed for cash and the number and amount of the preferred shares converted into common stock.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Summary—In the Merger, Patriot Common Shareholders Will Be Entitled To Receive Shares of Green Common Stock” beginning on page 11 of the Amended Registration Statement, “Merger—Terms of the Merger” beginning on page 206 of the Amended Registration Statement, “The Merger Agreement—Merger Consideration” beginning on page 245 of the Amended Registration Statement and “Patriot Notes to Unaudited Consolidated Financial Statements—Note 25: Subsequent Events” beginning on page FS-158 of the Amended Registration Statement.

The Merger

Background of the Merger, page 205

11.                               Please substantially revise this section to provide greater detail regarding the background of the merger and provide specific/quantified information where applicable. In particular, and without limitation, please revise to:

•                                          discuss what the three potential strategic partners (other than Bank A) did after executing the confidentiality agreement with Patriot, i.e., whether they pursued further discussions with Patriot and KBW, the dates of any such discussions, etc.;

•                                          clarify whether Patriot or KBW had received any indications of interest from any financial institutions other than Bank A and Green Bank, whether solicited or unsolicited, regarding a possible acquisition of Patriot;

•                                          describe in greater detail the “pros and cons” of Bank A’s proposal, the “strengths and weaknesses of Bank A as a prospective transaction partner” and the reasons why the Patriot board determined that Bank A’s proposal was insufficient, as discussed at the board meeting held on March 30, 2015;

•                                          disclose any substantive terms that were negotiated, revised and agreed upon, including pursuant to the indication of interest letter provided by Green Bank on April 13, 2015, the letter of intent executed on April 24, 2015, and the terms as finalized between May 5, 2015 and May 27, 2015; and

•                                          disclose the substance of the discussions, e.g., price, reasons for any adjustment to any proposed exchange ratio(s), management carryover, deal protection provisions, etc., between the parties at the various meetings referenced in this section.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “The Merger—Background of the Merger” beginning on page 207 of the Amended Registration Statement.

U.S. Federal Income Tax Consequences of the Integrated Mergers, page 262

12.                               We note the last sentence in the penultimate paragraph on page 263. Your tax disclosure should not assume the tax consequence in issue, i.e., “[a]ssuming that, in accordance with [counsels’ opinions], the integrated mergers will together be treated as an integrated transaction that qualifies as a ‘reorganization’....” Please revise to state clearly that it is the opinion of counsels that the merger will constitute a reorganization, rather than assuming it qualifies as such.

Response:  The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 265 of the Amended Registration Statement.

Signatures

13.                               Please have your controller or principal accounting officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures on Form S-4.

Response:  The signatures in the Amended Registration Statement have been revised in response to the Staff’s comment. Please note that John P. Durie has now been correctly identified as principal accounting officer.

In connection with the Amended Registration Statement, the Company acknowledges in a separate letter attached hereto that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (212) 735-3554 or sven.mickisch@skadden.com.

Very truly yours,

/s/ Sven Mickisch
Sven Mickisch
(212) 735-3554
sven.mickisch@skadden.com

cc: John Durie, Green Bancorp, Inc.